August 2, 2012

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Globus Medical, Inc.

Registration Statement on Form S-1 (SEC File No. 333-180426)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Globus Medical, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern Daylight Time, on August 2, 2012 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 8,099 copies of the Preliminary Prospectus dated July 16, 2012 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

GOLDMAN, SACHS & CO.

PIPER JAFFRAY & CO.

As Representatives

[Signature Page Follows]

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH

                                       INCORPORATED

By:	/s/ Palma Mazzolla
Name: Palma Mazzolla
Title: Director

By:	GOLDMAN, SACHS & CO.

By:	/s/ Goldman, Sachs & Co.
Name: Gabe Gelman
Title: Managing Director

By:	PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
Name: Christie L. Christina
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]